UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2025

(Commission File Number: 001-15128)

United Microelectronics Corporation

(Translation of registrant’s name into English)

No. 3 Li-Hsin 2nd Road

Hsinchu Science Park

Hsinchu, Taiwan, R.O.C.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

United Microelectronics Corporation

By:	Chitung Liu
Name:	Chitung Liu
Title:	CFO

Date: February 26, 2025

EXHIBIT INDEX

Exhibit	Description
99	6K on 02/26/2025